UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 or 15d-16 under the Securities

Exchange Act of 1934

Dated October 3, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-240163), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 3 October 2022 entitled ‘Vodafone confirms discussions in relation to Vodafone UK and Three UK’.

RNS Number : 5635B

Vodafone Group Plc

03 October 2022

03 October 2022

Vodafone confirms discussions in relation to Vodafone UK and Three UK

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Vodafone Group Plc ("Vodafone") notes the recent press speculation in relation to Vodafone UK and Three UK.

Vodafone confirms that it is in discussions with CK Hutchison Holdings Limited ("CK Hutchison") in relation to a possible combination of Vodafone UK and Three UK.

The envisaged transaction would involve both companies combining their UK businesses, with Vodafone owning 51% and our partner CK Hutchison owning 49% of the combined business.

The relative ownership would be achieved through a differential leverage contribution at closing, and no cash consideration will be paid.

The UK Government rightly sees 5G as transformational for the economy and society and critical to the UK becoming more competitive in an increasingly digital world.

The conditions to ensure thriving competition in the market need to be nurtured, otherwise the UK is at risk of losing the opportunity to be a 5G leader. As Ofcom has identified, some operators in the UK - Vodafone UK and Three UK - lack the necessary scale to earn their cost of capital (1).

By combining our businesses, Vodafone UK and Three UK will gain the necessary scale to be able to accelerate the rollout of full 5G in the UK and expand broadband connectivity to rural communities and small businesses.

The merged business would challenge the two already consolidated players for all UK customers and bring benefits through competitively priced access to a third reliable, high quality, and secure 5G network throughout the UK.

There can be no certainty that any transaction between the two companies will ultimately be agreed.

If required, a further announcement will be made when appropriate.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 as it forms part of domestic UK law as defined in the Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310).

(1) Ofcom's Discussion Paper (February 2022) described Vodafone UK and Three UK as sub-scale operators

- ends -

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 3, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary